UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. ___________)

POOL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78402810
(CUSIP Number)

31st March 2007

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b) R


	Rule 13d-1(c)

	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes.









Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)



 CUSIP No. 78402810

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Baillie Gifford & Co (Scottish Partnership)
_________________________________________________________________________
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3. SEC Use Only
___________________________________________________________
4. Citizenship or Place of Organization

SCOTLAND UK
__________________________________________________________
Number of        	5. Sole Voting Power 	609207
Shares
Beneficially 	6. Shared Voting Power	 0
Owned by Each

Reporting person  7. Sole Dispositive Power 50 273 000

			8. Shared Dispositive Power

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       50 273 000 common stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions)

11. Percent of Class Represented by Amount in Row (9)  10.17
____________________________________________
12. Type of Reporting Person (See Instructions)		IA



Item 1.
      (a) Name of Issuer   POOL CORPORATION

      (b) Address of Issuers Principal Executive Offices
      109 Northpark Boulevard
      Covington, LA 70433

Item 2.
      (a) Name of Person Filing			Baillie Gifford & Co

      (b) Address of Principal Business Office or, if none,
		Residence
		Calton Square
      	Greenside Row
      	Edinburgh EH1 3AN
      	Scotland
      	UK

      (c) Citizenship						Scotland UK

      (d) Title of Class of Securities			Common stock

(e) CUSIP Number   						78402810

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a

(a) 		Broker or dealer registered under section 15 of the Act
		15 U.S.C. 78o).

(b) 		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) 		Insurance company as defined in section 3(a)(19) of the Act
		15 U.S.C. 78c).

(d) 		Investment company registered under section 8 of the
		Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) 	X	An investment adviser in accordance with 240.13d
		1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in
		accordance with 240.13d 1(b)(1)(ii)(F)

(g) 		A parent holding company or control person in accordance
		with 240.13d-1(b)(1)(ii)(G)

(h) 		A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition
		of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) 		Group in accordance with 240.13d 1(b)(1)(ii)(J)





Item 4. Ownership.

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.




Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.



Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.
A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item
3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to 240.13d-1(b)
(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in an transaction having that purpose or effect.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5 April 2007
Date
Signature
Edward Hocknell
Partner of Baillie Gifford & Co
Name & Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a Signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)